UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Cruzan International, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

889050 10 0

(CUSIP Number)

Michael E. Carballo

Angostura Limited

Corner Eastern Main Road & Trinity Avenue

Laventille, Trinidad & Tobago

(868) 623-2101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 889050 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Angostura Limited N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Trinidad & Tobago

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,294,583

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,294,583

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,294,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.6%*

14.	Type of Reporting Person (See Instructions) CO

* Angostura Limited’s percent ownership dropped from 67.8% to 63.6% as a result of the issuance of 408,787 shares of Cruzan International, Inc. (“Cruzan”) common stock to Cruzan stockholders (other than Angostura Limited and its affiliates) in Cruzan’s rights offering, which expired on June 21, 2005.

This Amendment No. 12 to Schedule 13D relates to the shares of common stock (the “Shares”) of Cruzan International, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401.  This Amendment No. 11 amends and supplements the Schedule 13D initially filed by Angostura Limited (“Angostura”) on July 3, 1999.  The items of the Schedule 13D are further amended and supplemented as set forth below.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

(a), (b)  On July 15, 2005, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act, the U.S. Federal Trade Commission and the U.S. Department of Justice granted clearance for the previously announced proposed acquisition by The Absolut Spirits Company, Inc., a Delaware corporation, a wholly-owned subsidiary of V&S Vin & Sprit AB (“V&S”), of controlling interest in the Issuer from Angostura at a price of $28.37 per share, pursuant to a Stock Purchase Agreement between Angostura and V&S dated June 2, 2005.

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2005

ANGOSTURA LIMITED

By:	/s/ Michael E. Carballo
Name: Michael E. Carballo
Title: Group Company Secretary and Treasurer